CBL INTERNATIONAL LIMITED

Suite 19-9-6, Level 9, UOA Centre

No. 19 Jalan Pinang

50450 Kuala Lumpur

Malaysia

March 20, 2023

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Scott Anderegg / Mara Ronsom

RE:	CBL International Limited (the “Company”)
Registration Statement on Form F-1 (File No. 333- 267077) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 1:00 p.m. Eastern time on March 22, 2023, or as soon thereafter as practicable.

The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Commission today.

Please contact Mr. Lawrence Venick of Loeb & Loeb LLP, the Company’s counsel, at +852.5600.0188 or via e-mail at lvenick@loeb.com with any questions you may have concerning this request. In addition, please notify our counsel when this request for acceleration has been granted.

[Signature page follows]

Very truly yours,

CBL INTERNATIONAL LIMITED

By:	/s/ Teck Lim Chia
Name:	Teck Lim Chia
Title:	Chief Executive Officer